EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30
	2004	2003	2004	2003

Net income (loss)	$(1,461)	$(132)	$1,534	$(696)

Net income (loss) per share – Basic:

Weighted average common shares - Basic	17,716,875	17,577,315	17,650,585	17,577,315

Net income (loss) per share – Basic	$(0.08)	$(0.01)	$0.09	$(0.04)

Net income (loss) per share – Diluted:

Shares used in this computation:
Weighted average common shares - Basic	17,716,875	17,577,315	17,650,585	17,577,315
Dilutive effect of shares under employee stock plans - See Note	—	—	1,189,686	—
Weighted average common shares – Diluted - See Note	17,716,875	17,577,315	18,840,271	17,577,315

Net income (loss) per share – Diluted	$(0.08)	$(0.01)	$0.08	$(0.04)

Note:                   For the three months ended June 30, 2004 and 2003 and the six months ended June 30, 2003, the effect of diluted net loss per share would be anti-dilutive as the Company incurred a net loss for the period.  As such, dilutive effect of outstanding stock options are excluded from the calculation of the diluted weighted average common shares, and the weighted average common shares is used for both the basic loss per share and the diluted net loss per share.